January 7, 2013
CONFIDENTIAL
Mr. Lyn Shenk, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E. Washington, D.C. 20549
Re: Superior Industries International, Inc., Form 10-K for Fiscal Year Ended December 25, 2011, Filed on March 7, 2012, File No. 001-06615
Dear Mr. Shenk:
We refer to your letter dated December 21, 2012 commenting on the disclosures contained in Superior Industries International Inc.'s Annual Report on Form 10-K for the fiscal year ended December 25, 2011 filed with the Securities and Exchange Commission on March 7, 2012. For your convenience, we have repeated each of the staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.
Form 10-K for Fiscal Year Ended December 25, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

1.
We note your disclosure regarding the changes in factors such as unit shipments and average selling price. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on net sales. For example, please revise to quantify the actual dollar amount of aggregate net sales change during the period attributed to a change in unit shipments.

Superior will modify its results of operations disclosures going forward to quantify the actual dollar amount of changes in factors affecting net sales such as aggregate net sales change during the period attributed to the change in unit shipments and change in average selling price.

2.
In future filings please quantify, discuss, and analyze changes in costs of sales both in the aggregate and for U.S and Mexico operations on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please consider quantifying and discussing the significant components of costs of sales, such as plant labor, materials, repair, maintenance, and supply expense, or any other components, to the extent material.

Superior will modify its results of operations disclosures going forward to further quantify, discuss and analyze changes in cost of sales both in the aggregate and for U.S. and Mexico operations on a stand-alone basis. Additionally, the significant components of aggregate costs of sales, such as plant labor, materials, repair, maintenance, and supply expense will be quantified and discussed.
In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please call me at 818-902-2700.
Very truly yours,
Kerry A. Shiba

Kerry A. Shiba
Executive Vice President and Chief Financial Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406